GYMCL Unveils 8 New Engines for 2014

Singapore, Singapore, January 27, 2014 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has, at a product conference held in Nanning City, capital of Guangxi Province in China, unveiled 8 new engine models to further increase its leadership in the engine market in 2014.

To better meet the needs of the truck and bus markets in China, several new engine models were introduced, all meeting the National IV emission standards:

•	The new YC4E-48 is a light-truck diesel engine for urban logistical uses, special purpose vehicles and other vehicles focused on short- to mid-range transportation. This model uses a two-valve cylinder head combined with a Bosch common rail system paired with EGR, DOC and POC technologies. Its power range covers 103-118 KW and its advantage is enhancing operating cost savings.

•	The YC4D20 2 litre diesel engine was jointly developed by GYMCL and AVL Powertrain Engineering. It produces 60 KW/L of power for SUVs/MPVs/N2 light-duty trucks and buses that are shorter than 6 meters. This engine uses 4 valves per cylinder, double overhead camshafts, high-pressure common rail injection technology, an electric EGR valve and variable swirl intake system.

•	A redesigned 400-horsepower YC6MK engine for on-road trucks. This model provides enhanced low-speed torque improving stability when using high-speed gears. In addition to a reduction in fuel consumption, the engine’s noise level has also been reduced by more than 3 decibels providing superior comfort. More than 70% of the core components of the YC6MK engine are industry-leading global products assembled under best practices in the industry.

•	The model YC4S-48 which was upgraded from the YC4S engine for the high-end, light-truck market. This model targets mid- and high-end, on-road vehicles with a load capacity between 5-8 metric tons. It generates 88-110 KW power using a common rail system paired with EGR, DOC and POC technologies.

GYMCL also introduced its second-generation hybrid engine, model YCHPT II, to address the growing customer demand for advanced hybrid engines. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system. This hybrid engine meets the national energy vehicle policy conditions set out in the Chinese government’s 12th Five-Year plan, qualifying it for energy subsidies.

For the construction equipment market, two new engines were developed and launched to meet the EPA Tier 3 emission standards. The new model, YC6G220L-T31 series, replaces the 5 metric ton loaders’ current 10-litre standard displacement engine with a 7.8 litres engine. This engine features a turbocharged intercooling system and an electronically controlled fuel injection system to enable quick adjustments to the engine’s power and torque. Additionally, the new diesel engine model YC4FA45-T30 series targets hydraulic excavators and it features a mechanical rotary pump, with a faster response and low fuel consumption. This model meets the EU S3A or EPA Intermittent Tier 4 emission standards, and it has been awarded the e-mark certificate allowing for marketing into the European Union.

To further improve its position in the marine and power-gen engine markets, GYMCL launched the YC6CL1035L-C20 engine for low-speed engine applications. This engine is lightweight, fuel efficient and it is very adaptive allowing for different configuration options.

Weng Ming Hoh, President of China Yuchai, commented, “As a proud leader in the Chinese engine market, we are once again raising the bar with our new models for 2014. We continue to add advanced technologies to enhance the operating performance of our suite of engines. Since 2013, we have launched 20 new engine models to our broad portfolio of diesel and natural gas engines to better meet the needs of our customers across diverse market segments. Our robust product portfolio and strong pipeline demonstrates our advanced technical capabilities, dedication to innovation and commitment to customer relationships in the Chinese commercial engine market.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com

dixon.chen@grayling.com